Filed Pursuant to Rule 433
Registration No. 333-188623
June 12, 2013
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 12, 2013)

Issuer:	Gulf Power Company
Security:	Series 2013A 5.60% Preference Stock, Non-Cumulative, Par Value $100 Per Share
Expected Ratings:*	Baa2/BBB+/BBB+ (Moody's (Stable)/Standard & Poor's (Negative)/Fitch (Stable))
Size:	500,000 shares of the new Preference Stock
Par Value:	$100.00 per share
Public Offering Price:	$100.00 per share
Dividend Rate:	5.60%
Dividend Payment Dates:
When, as and if declared by Gulf Power Company's Board of Directors, dividends on the new Preference Stock will be payable quarterly on January 1, April 1, July 1 and October 1 of each year, beginning July 1, 2013.

Optional Redemption:
Callable in whole or in part, from time to time:
•   prior to July 1, 2018, at the greater of (1) $100.00 per share to be redeemed or (2) the sum of the present values of the liquidation amount and the remaining scheduled dividend payments on the shares to be redeemed (excluding any accrued and unpaid dividends) to July 1, 2018, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury yield plus 35 basis points; or
•   on or after July 1, 2018, at $100.00 per share,

plus, in each case, accrued and unpaid dividends for the current quarterly period.

Underwriting Commissions:
Underwriting commissions of $3.15 per share of new Preference Stock (or up to $1,575,000 for all new Preference Stock) will be paid by Gulf Power Company to the Underwriters. However, the underwriting commissions will be $2.00 per share of new Preference Stock for sales to institutions and, to the extent of such sales, the total underwriting commissions will be less than the amount set forth herein. As a result of sales to institutions, the total underwriting commissions decreased by $184,000.

CUSIP/ISIN:	402479 737/US4024797379
Trade Date:	June 12, 2013
Expected Settlement Date:	June 18, 2013 (T+4)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	Raymond James & Associates, Inc. Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-404-506-0791, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-800-584-6837 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.